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Exhibit (a)(5)(xi)

globeandmail.com	Page 1 of 2

POSTED ON 31/05/06

ENERGY

Petrocan hunting for more in Arctic
Says Canada Southern bid just the start

PATRICK BRETHOUR

CALGARY — Petro-Canada's hostile bid for tiny Canada Southern Petroleum Ltd. is just the start of the company's hunt for assets in the far Arctic, a Petrocan executive says.

Kathy Sendall, Petrocan's senior vice-president of North American natural gas, said yesterday that diffuse ownership of those northern fields is a barrier to any company aiming to develop the assets.

"We'd have to see a significant consolidation of working interests," she said, adding that Petrocan is focusing its attention for the moment on its bid for Canada Southern.

Last week, Canada Southern executives wondered why Petrocan was rushing to snap up the company, but Ms. Sendall said the deadlines spelled out by Petrocan are simply a standard way to avoid having negotiations drag on.

"There's no mystery," she said, repeating a point in a press release issued yesterday that Petrocan had shared all appropriate information with Canada Southern about their joint assets. (In an interview last week, Canada Southern's chairman agreed that Petrocan had fulfilled its legal obligations on that front.)

Ms. Sendall said Petrocan is "a bit surprised" about the spread between its bid for Canada Southern of $7.50 (U.S.) a share and the $9.22 at which the stock closed yesterday on the Nasdaq Stock Market, because there is no new information that could have spurred its rise.

However, there has been considerable speculation about a rival bid to Petrocan's, with Canada Southern actively soliciting other offers.

Petrocan said it is seeking to set aside Canada Southern's shareholder rights plan, more commonly known as a poison pill. Such plans trigger a huge issue of new shares if a hostile bidder acquires more than a certain stake in its target, usually a threshold of 20 per cent. Petrocan said it has asked for a hearing before the Alberta Securities Commission, and hopes to have a date scheduled within a week.

In a statement, Canada Southern — whose assets are chiefly in the north — said nothing in Petrocan's press release changes its view that the takeover offer is inadequate.

When asked last week, Canada Southern officials declined to specify what they believe the shares are worth. However, Petrocan's circular said the smaller company cited a "significantly higher" figure than its bid during negotiations, an amount Petrocan viewed as taking an unrealistic assessment of the risks involved in extracting natural gas from the Arctic. Both companies are based in Calgary.

globeandmail.com	Page 2 of 2

Canada Southern chairman Richard McGinity said last week that Petrocan approached his company several weeks after Canada Southern requested exploration information from the larger company about natural gas fields in which they both hold stakes. He said he doesn't know if the request precipitated Petrocan's bid. Petrocan holds the larger share of several fields in which Canada Southern has a working interest, and possesses much of the existing exploration information, including seismic data.

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  Exhibit (a)(5)(xi)